UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)1

American International Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

02686Y201

(CUSIP Number)

SCOTT WOLINSKY

10 Connemara Court

Sewell, NJ 08080

(215) 896-8788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02686Y201	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOTT WOLINSKY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 89,540
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 89,540
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,540
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 02686Y201	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of American International Industries, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 601 Cien Street, Suite 235, Kemah, Texas 77565.

Item 2.  Identity and Background.

(a) The name of the Reporting Person is Scott Wolinsky.

(b) The residence of the Reporting Person is 10 Connemara Court, Sewell, NJ 08080.

(c) The Reporting Person is employed as a Senior Patent Agent at Volpe & Koenig P.C., 30 South 17th Street, Philadelphia, PA 19103.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

 The aggregate purchase price of the 89,540 Shares owned by the Reporting Person was paid for using approximately $447,816 of the Reporting Person’s personal funds.

Item 4.  Purpose of Transaction.

         The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person directly owns 89,540 Shares.  The aggregate percentage of Shares reported owned by the Reporting Person is 6.34% based upon 1,411,315 Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) on November 14, 2012.

(b) The Reporting Person has the sole power to vote and dispose of the 89,540 Shares.

(c) During the past sixty days, the Reporting Person has not carried out any transactions to purchase Shares.  The Reporting Person has reported all previous transactions associated with the Shares via SEC Form 4s.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to Be Filed as Exhibits.

Not applicable

CUSIP No. 02686Y201	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2013
Date
/s/Scott Wolinsky
Signature Scott Wolinsky

Name